EXHIBIT 21.1

List of Significant Subsidiaries

As of August 3, 2025

Name of Subsidiary	Country of Incorporation

Avago Technologies International Sales Pte. Limited	Singapore

Avago Technologies U.S. Inc.	Delaware (U.S.A.)

Broadcom Corporation	California (U.S.A.)

Broadcom Singapore Pte Ltd	Singapore

Broadcom Technologies, Inc.	Delaware (U.S.A.)

CA, Inc.	Delaware (U.S.A.)

VMware International Unlimited Company	Ireland

VMware LLC	Delaware (U.S.A.)

VMware Global, Inc.	Delaware (U.S.A.)

VMware Management Inc.	Delaware (U.S.A.)